Exhibit 3.5

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Solazyme, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “III, Section 3(b)” so that, as amended, said Article shall be and read as follows:

Board of Directors. The Board of Directors shall consist of eight (8) members. The holders of a majority of the outstanding shares of Preferred Stock (voting together as a single class and on an as converted to Common Stock basis) shall have the right to elect three (3) members to the Board of Directors of the Corporation. The remaining members of the Board of Directors shall be elected by the holders of a majority of the outstanding shares of Common Stock of the Corporation (voting exclusively as a separate class).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, this Certificate of Amendment was submitted to the stockholders of said corporation for their approval in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of April, 2011.

By:	/s/ Jonathan S. Wolfson
Authorized Officer
Title:	Chief Executive Officer
Name:	Jonathan S. Wolfson